SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                      Utilicraft Aerospace Industries, Inc.
                                (Name of Issuer)


                   Common Stock, no par value $.0001 per share
                         (Title of Class of Securities)


                                   91801E 10 9
                                 (CUSIP Number)


                               Robert Darby Boland
                  7339 Paseo Del Volcan, Albuquerque, NM 87121
                                 (505) 699-7848
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                 August 15, 2007
            (Date of Event, Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is subject of this 13D, and is filing this schedule because of Rule 13-d-1(e), 13(d)-1(f) or 13d-1(g), check the following box. [ ]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which could alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
---------------------                                          -----------------
CUSIP NO. 91801E 31 9                                          Page 2 of 3 Pages
---------------------                                          -----------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Robert Darby Boland
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [ ]
    Not applicable
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    OO
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    Not applicable
    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    United States
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     13,620,050
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     0
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       13,620,050
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     0
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    13,620,050
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    6.3%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    In
    --------------------------------------------------------------------------

                                  SCHEDULE 13D
---------------------                                          -----------------
CUSIP NO. 91801E 10 9                                          Page 3 of 3 Pages
---------------------                                          -----------------

ITEM 1. SECURITY AND ISSUER.

     This Schedule 13D relates to the common stock, par value $.0001 per share (the "Common Stock") issued by Utilicraft Aerospace Industries, Inc., a Nevada corporation (the "Issuer"), whose principal executive offices are located at 7339 Paseo Del Volcan, Albuquerque, New Mexico, 87121.

ITEM 2. IDENTITY AND BACKGROUND.

     This statement is filed by Robert Darby Boland, ( "The Reporting Person") Whose address is 7339 Paseo Del Volcan, Albuquerque, New Mexico, 87121. The Reporting Person is Vice Presidet and Director of Utilicraft Aerospace Industries, Inc. whose business address is 7339 Paseo Del Volcan, Albuquerque, New Mexico, 87121.

     The Reporting Person has not, during the last five (5) years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS.

     The consideration for the issuance of 13,620,050 shares by the Issuer to the Reporting Person on or about May 6, 2005 was services rendered and his agreement to serve as a director of the Issuer.

ITEM 4. PURPOSE OF TRANSACTION

     The purpose of the transaction was for investment.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     As of the date of the Reporting Event, the Reporting Person beneficially owned 13,620,050 shares of the Issuer's stock, comprising approximately 6.3% of the common stock outstanding. The percentage used herein was calculated based upon the 216,425,989 shares of Common Stock of the Issuer stated by the Issuer as issued and outstanding as of the date of the Reporting Event. The Reporting Person has sole voting and dispositive powers with respect to 13,620,050 shares of Common Stock which he owns. The Reporting Person did not effect other transactions in the shares of the Common Stock.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     N/A

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     N/A

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 15, 2007


/s/ Robert Darby Boland
-----------------------------
Robert Darby Boland